Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

November 17, 2021

Via EDGAR Filing

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2178

abrdn Blue Chip International Portfolio, Series 1

File Nos. 333-260164 and 811-03763

Dear Ms. Dubey:

This letter responds to the comments given during a telephone conversation with our office regarding the response letter filed on November 16, 2021, relating to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2178, filed on October 8, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the abrdn Blue Chip International Portfolio, Series 1 (the “Trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy (page 2)

1.       You stated that the last sentence of the first paragraph under the “Principal Investment Strategies” section will be revised to state: “The trust will invest in common stocks, American Depositary Receipts and New York Registry Shares.” Please disclose what New York Registry Shares are in this location.

Response:       In response to this comment, the following sentence will be added after the referenced sentence: “New York Registry Shares are created by a U.S. registrar so that securities of companies incorporated in the Netherlands may be traded on a U.S. exchange.”

2.       You stated that the Trust may invest in mid-capitalization securities. Please add the risks of investing in mid-capitalization securities to the principal risks section or explain to use why it is not appropriate.

Response:       The appropriate risk disclosures will be included in the final prospectus based upon the Trust’s portfolio. If the Trust invests in mid-capitalization securities, the Trust will add the corresponding risk disclosures to the appropriate risk section(s).

Investment Summary — Security Selection (pages 2-3)

3.       The first factor in the quality filter states that the strength of a company’s economic moat will be assessed. Please clarify what meant by “economic moat” in this disclosure.

Response:       In response to this comment, the first factor in the quality filter will be revised to state: “the strength of the company’s business model and the extent and strength of the company’s competitive advantage (referred to as ‘economic moat’).”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren